SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of April, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                       RYANAIR CANCELS ROUTE TO GRENOBLE




Ryanair, Europe's number 1 low fares airline today (1st April 03), announced that it was pulling out of its proposed new route from London Stansted to Grenoble (French Alps) due to contractual difficulties with the airport. This route had been taken on as a result of negotiations with the airport after the announcement of Ryanair's acquisition of Buzz but recent contractual difficulties have led to Ryanair being unable to conclude an acceptable agreement with the airport.

Announcing the closure of the route, Ryanair's Deputy Chief Executive, Michael Cawley said:

"We sincerely regret closing the route to Grenoble but unfortunately the attitude of the airport authorities there gave us no alternative. We already fly to St. Etienne in the Rhone Alp region and we will be offering all of our existing passengers either a refund or the offer of a transfer to another route. It has always been our policy that we need a long-term low cost deal to underpin the widespread availability of our low fares which are the key to our success. Unfortunately the airport management and the region have been unable to deliver on the agreement they originally indicated to us and we have no alternative but to terminate the route before it is even started. We sincerely apologise to all of those passengers inconvenienced by this decision."





ENDS

1st April, 2003

For further information

please contact:

Paul Fitzsimmons

Ryanair

00 353 1 8121212

Pauline McAlester

Murray Consultants

00 353 1 4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  01 April 2003                By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director